UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2015
Commission File No.:001-35773

REDHILL BIOPHARMA LTD.

(Translation of registrant’s name into English)

21 Ha'arba'a Street, Tel Aviv, 64739, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

This Form 6-K/A amends the Company's Form 6-K submitted to the Securities and Exchange Commission on March 13, 2015 ("Original 6-K") and is being submitted to amend the portions of the attached Exhibit 99.1 which were submitted to the Securities and Exchange Commission pursuant to a confidential treatment request. The Company sought confidential treatment under Rule 24b-2 promulgated under the Securities Exchange Act of 1934, as amended, and 17 C.F.R. Section 200.80(b)(4), for portions of Exhibit 99.1 and, following correspondence with the Staff of the Commission’s Division of Corporate Finance (the “Staff”), is re-filing Exhibit 99.1 to address comments the Company received from the Staff in response to its request for confidential treatment. Attached hereto and incorporated reference herein is the following:

Exhibit No.	Exhibit Description

*99.1	Master Service Agreement, dated July 5, 2011, by and between 7810962 Canada Inc. and the Registrant (regarding RHB-105).

*Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.

This Form 6-K is incorporated by reference into the Company's Registration Statement on Form S-8 filed with the Securities and Exchange Commission on May 2, 2013 (Registration No. 333-188286) and its Registration Statement on Form F-3 filed with the Securities and Exchange Commission on January 23, 2014 (Registration No. 333- 193503).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REDHILL BIOPHARMA LTD.
(the "Registrant")

Date: September 10, 2015	By:	/s/ Dror Ben-Asher
Dror Ben-Asher
Chief Executive Officer